FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 18, 2005

Mr Alejandro Ferreiro Y.
Superintendent of Securities and Insurance

Dear Sir,

Ref.: Update of information on restrictions on the
supply of gas from Argentina

                Reference is made to your Official Letter 2731 dated April 2, 2004, requesting up-to-date information on restrictions on exports of natural gas from Argentina. We inform you that yesterday, our subsidiary Compañía Eléctrica San Isidro S.A. (“San Isidro”) was notified by the Argentine company Central Costanera S.A. (“Costanera”) of the impossibility to replace today’s fuel through the mechanism of substitution of natural gas with fuel oil, as agreed between San Isidro and YPF S.A. (“YPF”), with the concurrence of Costanera, which has been in force since February 24, 2005, and has allowed San Isidro to operate normally with Argentine natural gas.

                The reason for this impossibility is the notification by Compañía Administradora de Mercado Mayorista Eléctrico S.A. Argentino (CAMMESA) not authorizing this replacement agreement for today as a preventive measure because of the general fuel problems in Argentina and the dispatch commitments of the Argentine generator, Costanera. In addition, as explained by YPF in a letter addressed to San Isidro yesterday, on that same date there was a take-over of the installations of its Loma de la Lata field, which stopped service for some compressor units, triggering the emergency devices, which in turn led to the evacuation of YPF personnel working there.

                As a result, as of 5.00 a.m. today, the San Isidro plant is affected by a total interruption of its natural gas supply and therefore is out of dispatch in the Central Grid System (SIC). The plant will begin the process of starting up using diesel oil as its fuel as of today.

                The Company will inform your office of any change in these situations.

                Yours sincerely,

Claudio Iglesis G.
Generation Manager, Chile

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: March 18, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager